News Release

Tuesday, August 13, 2002
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV: Half year and second quarter results 2002
Second quarter performance reflects improving fundamentals

- **EBIT for the second quarter 2002 (Q2/02) increased by 43% compared to the first three months of 2002, but fell 30% against Q2/01. In Q2/02, E&P production increased by 8% compared to Q2/01 and the retail network grew by 66 stations.**

- **EBIT for the first half fell by 46% to EUR 195 mn (1-6/01: EUR 364 mn), adversely impacted by severely depressed refining margins and reduced oil prices.**

- **E&P impacted by lower crude and gas prices; in R&M, strong volumes and margins in Marketing could not compensate for extremely low refining margins; Gas delivered an improved transportation and marketing performance; C&P recorded higher sales volumes which compensated for depressed selling prices.**

- **Consolidated first half 2002 sales decreased by 15% due to lower product selling prices resulting mainly from lower crude oil prices.**

- **Net income decreased by 47% to EUR 117 mn; EPS (excluding minorities) amounted to EUR 4.23 (1-6/01: EUR 8.20) with clean EPS of EUR 4.80 (1-6/01: 8.63 EUR).**

- **Results for 2002 will continue to be affected by depressed refining margins and petrochemical prices. The slow recovery seen in the second quarter is expected to continue as the year progresses. Our strategic focus remains on investment in organic growth, principally in E&P and Marketing.**

Wolfgang Ruttenstorfer, CEO of OMV, commented: "As highlighted at our first quarter results, our industry continues to be affected by the difficult economic environment. Refining margins in particular stand at historically low levels, and petrochemicals price levels are also depressed.

However measures taken in recent years to increase the efficiency of our operations and strengthen the position of all our businesses leave us well placed to take advantage of any upturn in market conditions. We remain committed to our growth targets and will continue to focus investment on E&P and Marketing in order to achieve our target of doubling production and sales volumes by 2008."

Stock price Q2/02 in EUR close: 99.50 high: 110.87 low: 95.75
close August 12, 2002: EUR 86,66

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dw 9/4

Tuesday, August 13, 2002
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV
Half year and second quarter results 2002
Second quarter performance reflects improving fundamentals

Q2/02	Q2/01	%	in EUR million (mn)	1-6/02	1-6/01	%	FY 2001
115	165	(30)	Earnings before interest and tax (EBIT)	195	364	(46)	610
122	174	(30)	Clean EBIT [1]	201	382	(47)	702
122	156	(21)	Income from ordinary activities	182	340	(47)	570
77	95	(19)	Net income	117	222	(47)	382
93	100	(7)	Clean net income [1]	132	234	(43)	444
74	84	(12)	Net income according to US GAAP	108	207	(48)	389
1,719	2,005	(14)	Sales [2]	3,313	3,915	(15)	7,736
127	179	(29)	Net cash provided by operating activities	277	581	(52)	786
5,742	5,703	1	Employees	5,742	5,703	1	5,659

[1] Adjusted for special, non-recurring items [2] Sales excluding petroleum excise tax

Segmental highlights:

E & P: Acquisition of UK offshore assets and new oil discovery in Libya.
R & M: Refining margins improved over Q1/02 but still at their lowest for more than a decade; first two stations opened in Yugoslavia.
Gas: Natural Gas Amendment Act approved by Austrian Parliament; full market liberalization as of October 1, 2002.
C & P: Improved sales volumes returning to historic levels.

OMV, the Central European oil and gas group, today announces its results for the first six months and second quarter ended June 30, 2002.

As expected, market conditions during the first half have been very challenging, although with a slight improvement in the second quarter compared to the first quarter. Along with the rest of the industry, OMV has suffered from lower crude and product prices and the worst refining margins for over a decade. These factors have more than cancelled out an improved performance in the Company's Marketing and Chemicals activities. Reported EBIT for the six months to June 30, 2002 was down 46% to EUR 195 mn and clean EBIT was down 47% to EUR 201 mn. Similarly, net income fell by 47% to EUR 117 mn. Clean net income decreased by 43% to EUR 132 mn.

The second quarter results also reflect the decrease in oil prices and refining margins, which led to a 30% decrease in EBIT compared to the second quarter of 2001. The decline in net income for the second quarter of 2002, down 19% compared to the same quarter last year, was mitigated to some extent by a substantially improved performance from Borealis in which the Group holds a 25% stake. As anticipated at the first quarter results, refining margins started to improve as the second quarter unfolded, however, they remained at historically low levels.

Economic environment: oil prices (Brent) and exchange rates (USD/EUR)

One of the main influences on the Group's results is the crude oil supply and demand situation. **World crude demand** at 75.6 mn bbl/d in the first half year 2002 was down by 0.7 mn bbl/d or 1% compared to last year. While OPEC members trimmed output by 12%, OECD and CIS producers upped output by 7.7%. As a result OPEC's market share shrank to 33%, however its output ceiling remained unchanged as of July 1, 2002 (25.2 mn bbl/d excluding Iraq).

Markets became increasingly nervous, with the Palestinian crisis adding to the effect of the OPEC production cut effective in January 2002. The average **Brent price** in the first half year of 2002 was 23.09 USD/bbl, about 13% down compared to last year's first half price at 26.59 USD/bbl. The Brent price in the second quarter of 2002 was USD 25.07/bbl, a decrease of 8% compared to last year's second quarter price of USD 27.33/bbl. The price in the second quarter fluctuated between USD 22.6/bbl and 27.3/bbl. These firmer prices owed more to market psychology than to supply and demand fundamentals.

After holding relatively steady in Q1/2002 (with a range of 0.86 to 0.90 USD/EUR) the **US dollar** weakened in the second quarter. The average **exchange rate** in Q2/02 was 0.92 USD/EUR (Q2/01: 0.87 USD/EUR). Compared to the half year of 2001 the rate remained stable at 0.90 USD/EUR.

Business segments:
Exploration and Production (E & P)

Q2/02	Q2/01	in EUR million	1-6/02	1-6/01	FY 2001
51.64	83.02	EBIT	99.63	182.25	272.97
54.29	84.54	Clean EBIT [1]	102.28	185.28	311.75

[1] 2002: Special charges are added back to EBIT and relate to funding shortfalls in pension commitments.

Production in the second quarter compared to last year improved by some 8% to 84,000 boe/d. This increase is mainly due to higher production in the UK and in Pakistan which more than compensated for the OPEC restriction on Libyan production.

Segment sales in E & P declined by 24% to EUR 321.56 mn (1-6/01: EUR 424.12 mn) mainly as a result of significantly lower crude and gas prices. The Company's average realized crude price in the first half year of 2002 decreased by approximately 19% to USD 21.81/bbl (1-6/01: USD 26.80/bbl).

EBIT declined by 45% to EUR 99.63 mn (1-6/01: EUR 182.25 mn), although production for the half year increased by 2%. **Production costs** excluding royalties (OPEX) for the first half of 2002 increased to USD 4.84/boe (1-6/01: USD 4.18/boe), largely due to exchange losses in the UK where certain pound sterling provisions have been translated into higher dollar values given the Q2/02 dollar weakness. The major contributors to earnings were the Company's domestic, Libyan and UK operations. **Exploration costs** rose by 8% to EUR 40.75 mn (1-6/01: EUR 37.67 mn), mainly due to increased activities in Austria and Pakistan.

Compared to the second quarter of 2001, EBIT for Q2/02 decreased by 38% to EUR 51.64 mn reflecting lower crude and gas price levels. The average realized crude price in the second quarter decreased by about 16% to USD 23.35/bbl (Q2/01: USD 27.63/bbl). This decline could not be compensated by the 8% increase in production volumes. Production costs excluding royalties (OPEX) in Q2 of USD 5.17/boe were higher than in the comparable quarter last year (Q2/01: USD 4.29/boe) as they fluctuate with the progress of ongoing projects and therefore cannot be evenly allocated over the four quarters. Exploration costs remained stable (Q2/02: EUR 20.86 mn; Q2/01: EUR 20.29 mn).

Total production of oil, NGL (natural gas liquids) and gas rose by 2% to 14.75 mn boe representing a daily production rate of some 81,000 boe/d (1–6/01: 14.47 mn boe or 80,000 boe/d). Oil and NGL production at 9.58 mn bbl was 4% below last year's level of 9.96 mn bbl, chiefly due to lower output in Libya, the UK and Austria, however, Australian production increased. Gas production increased by almost 15% to 31.03 bcf (1–6/01: 27.06 bcf) due to the addition of production from the Miano gas field in Pakistan and increased UK production.

One of the **operational highlights** of the second quarter of 2002 was the new oil discovery in block NC 190 in the Murzuk Basin in Libya, where flow rates of up to 700 bbl/d have been reported. In June a 20% working interest in the Patricia Baleen gas field in Australia was farmed out to Santos in order to form a strong partnership with this local player and to enhance the Company's position in Australia. In the same month OMV acquired a 32.5% interest in two blocks containing the Suilven field, West of Shetland in the UK and 22.4% in the 20/7a exploration block in the Central North Sea. This deal with Conoco marks another step forward in our growth strategy of increasing production.

Refining and Marketing (R & M)

Q2/02	Q2/01	*in EUR million*	1–6/02	1–6/01	FY 2001
38.35	61.14	EBIT	37.10	116.32	223.09
42.20	68.35	Clean EBIT [1)]	40.95	130.74	279.25

[1)] 2002: Special charges are added back to EBIT and relate to funding shortfalls in pension commitments.

The various markets for petroleum products all declined during the first half. Total **Austrian** consumption in the period January to June 2002 of about 5.3 mn t was slightly down compared to the first half of 2001, although last year's figure was inflated by unusually high fuel oil sales. The different product groups experienced more volatile movements: consumption in transportation fuels grew, benefiting from an increase in gasoline (+3%) and diesel consumption (+5%), but there was a marked reduction in jet and fuel oils. In **Germany** consumption is estimated to have declined by about 4%, with transportation fuels stable and fuel oils decreasing. In **Central and Eastern Europe**, a slight decline in consumption in the half year is expected, with the exception of transportation fuels where an increase of between 3% and 4% for gasoline and diesel respectively is anticipated. Of the various countries, Hungary is likely to see the biggest downturn predominantly due to a decline in fuel oil demand; Slovenia's demand is also expected to decline, whereas stable consumption is envisaged for Slovakia and Bulgaria. The other countries in which OMV is active should see an increase.

Segment sales decreased by 22% to EUR 2,280.47 mn (1-6/01: EUR 2,906.96 mn) mainly due to lower product prices for bulk and petrochemicals and lower sales volumes in Refining.

Reported EBIT in the first half turned from a small loss in the first quarter of this year to a profit of EUR 37.10 mn (1-6/01: EUR 116.32 mn). Compared to the second quarter of 2001 the decline was less than in the first quarter of 2002, demonstrating the gradual improvement in refining margins as expected. The main reasons for the deterioration compared to 2001 were the low bulk margins, which have been at their lowest levels for more than a decade, and depressed basic petrochemicals margins. Although the EBIT improvement in Marketing continued, this could not compensate for the massive drop in margins (the indicative Rotterdam bulk margin for the first half of 2002 decreased by more than USD 2/bbl to USD 0.24/bbl). Despite the slight improvement in margins, bulk operations were loss making in the second quarter. Reported EBIT for Q2/02 declined by 37% over last year and stood at EUR 38.35 mn (Q2/01: EUR 61.14 mn), compared to a first quarter 2002 loss of EUR 1.25 mn.

The EBIT contribution of **petrochemicals** declined to EUR 29.69 mn mainly reflecting the considerable drop in prices and margins (1-6/01: EUR 52.46 mn). Of this year's first half result, EUR 20.06 mn was produced in the second quarter, a similar result to Q2/01 of EUR 22.26 mn. This reflects the improved market conditions, with higher sales volumes compensating for prevailing lower margins. Market conditions in **Marketing** were more favorable than in the first half of last year, resulting in an improved contribution to the segment's EBIT. The larger portion of this stems from the Group's international activities.

Refining sales volume decreased by 4% to 5.66 mn t (1-6/01: 5.91 mn t). Schwechat's output was 4.06 mn t, including exports, petrochemicals and third party processing, a decrease of 4% (1-6/01: 4.24 mn t). Burghausen's sales fell similarly to 1.60 mn t (1-6/01: 1.66 mn t). Exports from Schwechat, mainly to our CEE marketing subsidiaries, decreased by 11% to 0.65 mn t (1-6/01: 0.73 mn t).

OMV's refining crude input was stable at 6.03 mn t (1-6/01: 6.04 mn t) and capacity utilization remained at 94%. The utilization rate in Schwechat was stable at 91% and Burghausen refined at full capacity in both periods. Crude input for third party processing in Schwechat increased slightly to 0.72 mn t (1-6/01: 0,71 mn t).

In **Marketing**, total sales volume increased by 2% to 3.86 mn t (1-6/01: 3.77 mn t). Both the retail and the commercial businesses contributed to this growth, with the main driver being the domestic and international retail business. Commercial sales were relatively stable. Total sales volume in Austria increased by 4% from 1.61 mn t to 1.68 mn t, and international sales volume increased by 1% to 2.18 mn t (1-6/01: 2.16 mn t).

Since the end of 2001, the OMV **retail network** has increased by 37 to a total of 1,197 stations (December 31, 2001: 1,160); 24 of these new outlets were opened in the second quarter. The number of stations in Austria has fallen by 2 since the end of 2001, giving a total of 532 stations in operation at the end of June 2002. The international ratio grew to 55% with 665 stations in operation (December 31, 2001: 54%; 626 stations). OMV operates 57 retail stations in Bulgaria (2001: 51), 29 in Croatia (2001: 25), 111 in the Czech Republic (2001: 110), 79 in Germany (2001: 79), 113 in Hungary (2001: 114), 70 in Italy (2001: 66), 37 in Romania (2001: 34), 66 in Slovakia (2001: 51), and 101 in Slovenia (2001: 96). In the second quarter OMV opened its first two stations in Yugoslavia.

According to preliminary market estimates for the first quarter of 2002, the average retail market share held by the OMV Group was 16%, with an Austrian retail market share of over 21% and an international retail market share of about 13%. The total market share including all 12 countries (Austria, Czech Republic, Hungary, Slovakia and Slovenia are complemented by the markets of Bavaria, Bosnia-Herzegovina, Bulgaria, Croatia, Italy, Romania and Yugoslavia), is approximately 9%.

Gas

Q2/02	Q2/01	in EUR million	1-6/02	1-6/01	FY 2001
22.34	25.23	EBIT	56.31	58.23	110.54
23.24	25.51	Clean EBIT [1]	57.21	58.78	110.97

[1] 2002: Special charges are added back to EBIT and relate to personal restructuring.

In the first half of 2002, natural gas consumption in Austria increased by about 5% to approximately 4.1 bcm. The Natural Gas Amendment Act was approved by the Austrian Parliament and therefore full liberalization will take effect on October 1, 2002.

Segment sales of Gas increased by approximately 4% and stood at EUR 705.09 mn in the first half of 2002 (1-6/01: EUR 678.42 mn). This was largely a result of increased sales volume despite lower gas prices, which are linked to fuel prices.

EBIT decreased by 3% from EUR 58.23 mn in the first half year of 2001 to EUR 56.31 mn in the current period. The decrease was partly due to operational factors, but the decline in Q2/02 compared to last year is mainly attributable to higher storage fees (these charges having been increased in the course of the asset reclassification during the spin off in Q3/2001). Compared to Q1/02, EBIT decreased by 34% to EUR 22.34 mn in line with the long-term seasonal demand patterns.

The start-up of the first phase of the TAG Loop II pipeline (Trans-Austria-Gasleitung) was a strong positive factor in the carrier business. Similarly, the marketing business showed a strong performance compared to the first half of 2001. Contracted storage volumes, however, decreased by 6%, as long-term contracts were only partly renewed in 2002. As of June 30, 2002 physical **storage levels** of gas reserves held for OMV customers decreased to 0.63 bcm (1-6/01: 1.10 bcm) as the increased consumption was mainly met by volumes drawn from storage.

Total gas sales volumes were 3.47 bcm, 11% above last year's level (1-6/01: 3.12 bcm).

Total gas **transmission capacity** sold increased to 1,395 mn cbm/h/km (as of December 2001: 1,328 mn cbm/h/km) mainly due to the expansion of the TAG capacity and higher capacities sold on SOL and PENTA West.

The negotiations regarding an Austrian joint marketing company between OMV and the leading regional gas distribution companies in the Austrian natural gas market should be finalized during the current year.

Chemicals and Plastics (C & P)

Q2/02	Q2/01	in EUR million	1-6/02	1-6/01	FY 2001
12.37	6.05	EBIT	24.88	23.73	48.74
12.37	6.05	Clean EBIT [1]	23.98	23.53	45.99

[1] 2002: Special income relates to one-off gains on real estate disposals.

The **fertilizer market** in Europe did not recover from last year's slump, when consumption fell by 10% despite the favorable weather conditions (the fertilizer year lasts from July to June). Declining demand was caused by reseller uncertainty regarding future price trends. Calcium ammonium nitrate was under heavy substitution pressure from urea due to wide price spreads, which led to temporary production cutbacks. Weaker prices were offset by lower feedstock prices for gas. The demand for **melamine** did not recover from the poor economic situation witnessed in the first quarter of 2002. The slight increase in demand is attributable to inventory building by major consumers. Prices were some 20% lower than in the comparable period in 2001.

Segment sales in Chemicals and Plastics rose by 16% to EUR 243.55 mn (1-6/01: EUR 210.77 mn). Contrary to the industry trend, this was a result of higher sales volume in fertilizers and melamine, which compensated for lower product prices and the large decline in volumes last year.

EBIT for the first half year of 2002 increased by 5% to EUR 24.88 mn (1-6/01: EUR 23.73 mn) as a result of higher sales volumes and lower feedstock costs in Chemicals, which compensated for lower margins and higher costs. In comparison with Q2/01 (EUR 6.05 mn) EBIT more than doubled mainly as a result of significantly higher melamine and fertilizer sales volumes.

In **Melamine** sales volumes increased by 57% mainly due to higher exports and accelerated marketing activities, but earnings dropped as a result of lower prices caused by intensified competition from Asia. In **fertilizers,** sales volume attained similar levels as in the first half of 2000 and increased by 54% compared to a weak half year in 2001. The main driver was the calcium ammonium nitrate and multi-nutrient fertilizer business.

In **Plastics,** the geo-textile business saw a marked decrease in sales volume of 7% in line with the difficult economic situation. This decline could not be compensated by improved margins, leading to a lower contribution from this business area.

OMV Group statements: Income statement

Consolidated sales excluding petroleum excise tax for the six months decreased by 15% to EUR 3,312.71 mn (1-6/01: EUR 3,915.30 mn). R & M accounted for 69% of total consolidated sales, Gas for approximately 21%, C & P for 7%, and E & P for almost 3%.

Markedly lower European refining bulk margins as well as lower crude oil prices in E & P were the reasons for the 46% decrease in the Group's **EBIT** to EUR 194.72 mn (1-6/01: EUR 363.84 mn). The EBIT performance of Gas was slightly below that of last year and C & P increased by 5% compared to the first half year of last year. **Clean EBIT** decreased by 47% to EUR 201.22 mn (1-6/01: EUR 381.64 mn). Special items of EUR 6.50 mn were accounted for in the first half of 2002 (1-6/01: EUR 17.80 mn). The charges mainly

relate to funding shortfalls in respect of defined pension commitments transferred to the pension fund because of the poor performance of financial markets (EUR 6.50 mn).

Financial charges comprise net interest charges, income/losses from equity investments and other financial income/losses. **Net interest charges** were EUR 24.52 mn, an improvement of EUR 5 mn (1-6/01: EUR 29.52 mn), primarily as a consequence of reduced borrowing costs. **Equity investment income** amounted to EUR 15.97 mn (1-6/01: EUR 4.27 mn). Within this, equity income from the Group's 25% stake in Borealis amounted to 1.25 mn in 2002 compared to a loss of EUR 2.01 mn in the first year of 2001. During the second quarter of this year, Borealis' results improved significantly, which was mainly due to increased sales volumes, higher product prices and margins, and controlled costs. Severely depressed price and margin levels in the first quarter had led to the Group consolidating a loss of EUR 10.75 mn. The Group's share of Borealis' second quarter profit amounted to EUR 12 mn, more than offsetting the loss of the first quarter. In summary, **financial charges** from January to June 2002 for the OMV Group decreased to EUR 12.84 mn (1-6/01: EUR 23.62 mn).

Income from ordinary activities decreased by 47% to EUR 181.88 mn (1-6/01: EUR 340.22 mn). **Taxes on income** decreased from EUR 117.91 mn to EUR 64.73 mn in the period under review. The effective corporate tax rate, based on pre-tax profits, was adversely impacted by changes in UK tax legislation and increased from 35% to 36% overall. The net effect on the Group's corporate tax rate of this increase from 30% to 40% of corporation tax in the UK for E&P activities and included in the deferred tax balance is estimated to be about 6 percentage points for the half year, thus leading to a clean tax rate of about 30%. **Net income** for the period decreased by 47% to EUR 117.15 mn (1-6/01: 222.31 mn). Clean net income adjusted for EBIT related special items and the UK tax effect amounted to EUR 132.43 mn, thus showing a lower decrease of 43% (1-6/01: 233.94 mn).

When analyzing the results on a quarterly basis, the improvement in the second quarter of 2002 is evident: the Group´s EBIT of Q2/02 over Q2/01 showed a decrease of 30% and net income was down by 19% only. The increase in the effective tax rate from 33% in the first quarter of this year to 36% in the second quarter is principally due to the UK tax change. By adjusting for this effect, clean net income for the quarter was EUR 93.06 mn, down by 7% on last year, but showing a material increase over the first quarter of 2002.

Balance sheet, gearing and capital expenditure

The Company's **balance sheet** remains strong with the **gearing ratio** (net debt divided by stockholders' equity) up to 21% at the end of June (December 31, 2001: 17%). **Net debt** increased from EUR 385.89 mn at the end of 2001 to EUR 475.8 mn as of June 30, 2002, reflecting investment and dividend payments. As of June 30, 2002, bank loans, overdrafts and Group clearing liabilities of EUR 657.70 mn (December 31, 2001: EUR 605.99 mn) compared with current financial assets and Group clearing receivables totaling EUR 181.90 mn (December 31, 2001: EUR 220.10 mn).

Total assets increased by about 1% to EUR 5.80 bn (December 31, 2001: EUR 5.77 bn). Fixed assets grew to EUR 4.10 bn (December 31, 2001: EUR 3.98 bn). **Additions to fixed assets** amounted to EUR 332.55 mn (1-6/01: EUR 299 mn), of which approximately 79% resulted from additions to tangible assets (1-6/02: EUR 261.98 mn; 1-6/01: EUR 228.98 mn). Additions to financial assets were EUR 53.12 mn (1-6/01: EUR 52.87 mn) and additions to intangible assets were EUR 17.45 mn (1-6/01: EUR 17.15 mn). **Current**

assets decreased by some 5% to EUR 1.56 bn (December 31, 2001: EUR 1.63 bn) mainly due to lower liquid funds.

Capital expenditure in the first half 2002 increased by 12% from EUR 259.60 to EUR 289.87 mn. Of the total, 38% was invested in E&P with about half of the total being attributable to the Group's UK activities. Investment in R&M was stable at 37% of the total. In Gas, the main investment activity is the expansion of the TAG pipeline consuming about 21% of the total. C&P accounted for some 3% of the total.

Stockholders' equity decreased by 1% and at 38% the Group's **equity ratio** was stable (December 31, 2001: 39%). The value of OMV **shares** owned by the Company increased to EUR 11.08 mn compared to EUR 9.04 mn as a result of a share buy back program for the Group's senior executive stock option plan as agreed at the last AGM. In June 21,730 shares were purchased at an average share price of EUR 99.21. In July additional 14,030 shares at an average share price of EUR 98.14 were repurchased (the total share buy backs in 2000 and 2001 amounted to 96,000 shares). **Liabilities** remained almost unchanged at EUR 1.82 bn compensating lower accounts payable from trade with increased amounts due to banks.

Cash flows

Free cash flow (defined as the difference between cash flow from operating activities less cash flow from investing activities and dividend payments) for the first half amounted to an outflow of EUR 113.24 mn (1–6/01: inflow of EUR 233.89 mn). The outflow in the first half of 2002 reflects the worsened operational environment and increased investment activities. When comparing the second quarters of 2002 and 2001 both showed an outflow of EUR 160.66 mn and EUR 44.83 mn, respectively.

Sources of funds in the half year decreased by approximately 21% to EUR 296.54 mn (1–6/01: EUR 373.82 mn), mainly resulting from the marked fall in net income by 47%, although this was partly mitigated by increased deferred taxes. Compared to the first quarter of 2002, it improved by 21% mainly due to the better results in Refining. Net working capital increased by EUR 19.78 mn in the first half of 2002, mainly due to lower liabilities and an increase in accounts receivable, although these effects were mitigated by a reduction in trading stocks and by increased short-term provisions (1–6/01: decrease of EUR 206.65 mn). Overall, **net cash provided by operating activities** was EUR 276.75 mn (1–6/01: EUR 580.47 mn).

Net cash used in investing activities increased from EUR 229.25 mn to EUR 271.76 mn including inflows from disposals of EUR 13.42 mn (1–6/01: EUR: 42.92 mn). **Net cash used in financing activities** lessened to an outflow of EUR 12.31 mn and reflected the payment of the Company´s dividend. The equivalent period last year showed an outflow of EUR 309.03 mn because the free cash flow was used for debt repayment. Cash and cash equivalents decreased by EUR 12.87 mn from EUR 189.14 mn to EUR 176.27 mn since the beginning of the year (1–6/01: increase by EUR 46.42 mn from EUR 168.38 mn).

US GAAP

The main differences between net income and stockholders' equity as reported under the Austrian Commercial Code (ACC) and US GAAP derive from differing standards for the valuation of assets and liabilities, for the treatment of changes in the basis of valuation and for the timing of the recording of transactions. The largest reconciliation items for both positions are depreciation, restructuring expenses, pensions, severance and jubilee payments, and the deferred tax adjustments on these items.

Stockholders' **equity** according to US GAAP decreased slightly to EUR 2.30 bn (December 31, 2001: EUR 2.34 bn), but was almost 5% higher than the corresponding ACC equity (after minorities) of EUR 2.20 bn. The main positive reconciliation items were depreciation, provisions, and restructuring, whereas adjustments concerning mainly pension, severance and jubilee payments and deferred tax decreased the Group's equity. **Net income** according to US GAAP for the first six months of 2002 was EUR 107.87 mn (1-6/01: EUR 206.63 mn), some 5% lower than the ACC net income of EUR 113.90 mn (excluding minorities). The positive effects of pension, severance and jubilee payments' adjustments, purchases of associates (due to SFAS 141 and 142) and deferred taxes were mitigated by book losses of derivative instruments under US GAAP regulations.

EPS under US GAAP was EUR 3.32 (1-6/01: EUR 7.67), which was expectedly lower than the ACC number at EUR 4.34. The main reason for the lower EPS under US GAAP is the treatment of unamortized deferred credits relating to negative goodwill arising on acquisitions before July 1, 2001. These amounted to EUR 18.44 mn in total for the year and have been fully written off and recognized as income in 2002 due to a change in accounting principles following the implementation of SFAS 141. This effect is eliminated in the EPS calculation under US GAAP.

Personnel

At the end of June 2002, the OMV Group's **headcount** increased by 83 people to 5,742 employees (December 31, 2001: 5,659), mainly resulting from expansion in E&P and R&M. Compared to the figure for the first half of 2001 of 5,703, the number of employees increased by 39 people.

Outlook for 2002

As stated at the announcement of the results for the full year 2001, a marked decline in the Group's 2002 earnings is virtually unavoidable. The performance in the first half of the year clearly demonstrates the challenging market conditions the industry is currently facing, but as can be seen from the second quarter results, certain market factors have shown some slight improvement.

Refining margins in Europe remained at unprecedented low levels during the first half of 2002, although there was a slight upward trend in the second quarter. Current refining margins in the industry seem unsustainable in the longer term and there is a widely held expectation that they will continue to improve as the year unfolds. Prices and margins of basic petrochemical products showed slight improvement and reacted to increased crude oil prices. A more positive performance from our **Marketing** business is expected due to continued volume growth. On this basis we would clearly expect the contribution from our R&M business to continue to improve in the second half of the year. The loss realized

by R & M in the first quarter has already moved to a positive result for the half year. However, it is clear that last year's performance levels will not be reached.

More positively, current crude oil prices have exceeded expectations, which will benefit the **E & P** business. The trend of rising production volumes established in the second quarter is also expected to continue, benefiting from the new production from the Miano field in Pakistan and from the Jade and Skene fields in the UK. However, the particularly high oil prices of the last two years mean that a decline in E & P earnings for 2002 cannot be avoided.

The EBIT contribution of the **Gas** business for the full year 2002 is likely to decrease partly due to market conditions and partly as a result of changes in the reporting structure of the business following OMV's establishment of an Austrian gas marketing company in partnership with the leading regional gas distributors. Under the new structure it is expected that certain profits previously reported within EBIT will in future be reported in financial income (equity investments).

Our market forecasts for 2002 are based on the expectation that oil prices will remain below their 2001 levels (Brent price averaged 24.46 USD/bbl), and that there will be a lagged fall in gas prices. We do not expect this fall to be wholly counterbalanced by improved results from other segments such as **C & P**. **Borealis** is not expected to benefit from a cyclical upturn until 2003 and earnings expectations therefore remain depressed.

Based on the current market conditions and as we have stated before, we do not anticipate a repetition of last year's record Group earnings. However, the increased efficiency of our operations, our commitment to driving growth in E & P and the expansion of our Marketing operations means that we are able to maintain our ambitious earnings targets in the current environment and we are well placed to take advantage of any improvement in market conditions. Our primary strategy remains to grow the business to double its current size by 2008 through a program of aggressive investments.

— Ends –

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press office	Tel. +43 1 404 40-21663; e-mail: bernhard.hudik@omv.com
Homepage:	www.omv.com

Weber Shandwick Square Mile

Claudine Cartwright, London	Tel: +44 207 950 2862; e-mail: ccartwright@webershandwick.com

Golin Harris Ludgate

Allan Jordan, New York	Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next results announcement: **Result January–September and Q3/02** on November 12, 2002

*** *** ***

Tables follow

Financial statements according to ACC (Austrian Commercial Code), in EUR

(Unaudited figures. Rounded figures sometimes do not add up.)

Q2/02	Q2/01	**Sales** in EUR 1,000	1–6/02	1–6/01	2001
176,643	203,044	Exploration and Production	321,556	424,122	765,367
1,231,884	1,566,593	Refining and Marketing	2,280,467	2,906,964	5,579,826
334,014	292,769	Gas	705,090	678,415	1,438,169
118,014	89,040	Chemicals and Plastics	243,550	210,769	439,696
19,149	1,829	Corporate and Other	48,747	10,569	80,902
1,879,704	**2,153,275**	**Segment subtotal**	**3,599,410**	**4,230,839**	**8,303,960**
(160,290)	(147,883)	less: internal sales	(286,703)	(315,539)	(567,576)
1,719,414	**2,005,392**	**OMV Group**	**3,312,707**	**3,915,300**	**7,736,384**

Q2/02	Q2/01	**EBIT** in EUR 1,000	1–6/02	1–6/01	2001
51,639	83,021	Exploration and Production	99,628	182,253	272,973
38,349	61,138	Refining and Marketing	37,096	116,321	223,091
22,341	25,230	Gas	56,305	58,234	110,541
12,365	6,052	Chemicals and Plastics	24,877	23,727	48,741
(10,084)	(10,980)	Corporate and Other	(23,189)	(16,692)	(45,697)
114,610	**164,461**	**Segment subtotal**	**194,717**	**363,843**	**609,649**
7,400	9,000	Special items [1]	6,500	17,800	92,620
2,650	*1,514*	*thereof: Exploration and Production*	*2,650*	*3,028*	*38,780*
3,850	*7,211*	*Refining and Marketing*	*3,850*	*549*	*56,160*
900	*274*	*Gas*	*900*	*14,422*	*430*
0	*0*	*Chemicals and Plastics*	*(900)*	*(200)*	*(2,750)*
0	*0*	*Corporate and Other*	*0*	*0*	*0*
122,010	**173,461**	**OMV Group clean**	**201,217**	**381,643**	**702,269**

[1] 2002: Special items are added back to EBIT; charges in E & P, R & M and Gas relate to funding shortfalls in pension commitments and income in C & P relates to one-off gains on real estate disposals.

Q2/02	Q2/01	**Net income** in EUR 1,000	1–6/02	1–6/01	2001
122,193	155,454	Income from ordinary activities, reported	181,879	340,219	569,707
(45,014)	(60,595)	Taxes on income, reported	(64,727)	(117,906)	(188,057)
77,179	94,859	Reported net income	117,152	222,313	381,650
37%	39%	Tax rate in %, reported	36%	35%	33%
28%	39%	Tax rate in %, clean [1]	30%	35%	33%
129,593	164,454	Income from ordinary activities, clean [1]	188,379	358,019	662,327
(36,533)	(64,034)	Taxes on income, clean [1]	(55,949)	(124,075)	(218,630)
93,060	**100,420**	**OMV Group clean** [1]	**132,430**	**233,944**	**443,697**

[1] In Q2/02 there is an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate included (i.e. increase from 30% to 40%).

Consolidated balance sheet in EUR 1,000		
Assets	**June 30, 2002**	**Dec. 31, 2001**
A. Fixed assets		
I. Intangible assets	137,768	130,865
II. Tangible assets	3,000,881	2,923,190
III. Financial assets	962,664	928,786
	4,101,313	**3,982,841**
B. Current assets		
I. Inventories	370,553	385,821
II. Accounts receivable and other assets	995,057	1,020,013
III. Cash in hand and cash at bank, securities	193,009	229,129
	1,558,619	**1,634,963**
C. Deferred taxes	110,029	130,677
D. Prepaid expenses and deferred charges	31,821	23,062
	5,801,782	**5,771,543**

Stockholders' equity and liabilities in EUR 1,000	**June 30, 2002**	**Dec. 31, 2001**
A. Stockholders' equity		
I. Capital stock	196,290	196,290
II. Capital and revenue reserves, unappropriated income	1,990,081	2,018,596
III. Own stock	11,075	9,036
IV. Minority interests	25,978	24,484
	2,223,424	**2,248,406**
B. Provisions		
I. Provisions for severance payments and pensions	702,257	695,450
II. Other provisions	372,525	356,782
	1,074,782	**1,052,232**
C. Liabilities	1,815,142	1,810,481
D. Accrued decommissioning and restoration costs	222,398	222,315
E. Deferred income	466,036	438,109
	5,801,782	**5,771,543**

Q2/02	**Q2/01**	**Consolidated statement of income** in EUR 1,000	**1-6/02**	**1-6/01**
2,247,806	2,484,209	Sales including excise petroleum tax	4,308,281	4,821,941
(528,392)	(478,817)	Petroleum excise tax	(995,574)	(906,641)
1,719,414	**2,005,392**	**Sales excluding excise petroleum tax**	**3,312,707**	**3,915,300**
(26,385)	(26,422)	Direct selling expenses	(50,413)	(48,219)
(1,440,680)	(1,671,140)	Cost of goods sold	(2,797,844)	(3,251,679)
252,349	**307,530**	**Gross profit**	**464,450**	**615,402**
6,955	(1,981)	Other operating income	22,743	15,603
(74,135)	(73,255)	Selling expenses	(151,376)	(133,088)
(34,816)	(33,261)	Administrative expenses	(72,193)	(65,623)
(16,059)	(16,324)	Exploration expenses	(31,998)	(30,314)
(5,374)	(5,960)	Research and development	(10,732)	(10,514)
(15,756)	(12,288)	Other operating expenses	(26,177)	(27,623)
114,610	**164,461**	**Earnings before interest and tax**	**194,717**	**363,843**
7,583	(9,007)	Financial items	(12,838)	(23,624)
122,193	**155,454**	**Income from ordinary activities**	**181,879**	**340,219**
(45,014)	(60,595)	Taxes on income	(64,727)	(117,906)
77,179	**94,859**	**Net income for the period**	**117,152**	**222,313**

Q2/02	Q2/01	Summarized statement of cash flows in EUR 1,000	1-6/02	1-6/01
77,179	94,859	Net income for the period	117,152	222,313
85,147	70,228	Depreciation and other	179,383	151,509
162,326	165,087	Sources of funds	296,535	373,822
(35,785)	13,159	(Increase) decrease in net working capital	(19,783)	206,652
126,541	**178,246**	**Net cash provided by operating activities**	**276,752**	**580,474**
(177,000)	(116,474)	Capital expenditure	(285,177)	(272,169)
5,545	9,203	Proceeds from the sale of fixed assets and subsidiaries	13,418	42,918
(171,455)	**(107,271)**	**Net cash used in investing activities**	**(271,759)**	**(229,251)**
(56,937)	**(58,749)**	**Net cash used in financing activities**	**(12,308)**	**(309,032)**
(6,522)	2,545	Effect of exchange rate changes	(5,558)	4,229
(108,373)	**14,771**	**Net (decrease) increase in cash and cash equivalents**	**(12,873)**	**46,420**
284,642	153,612	Cash and cash equivalents at beginning of period	189,142	121,963
176,269	168,383	Cash and cash equivalents at end of period	176,269	168,383

US GAAP reconciliation of net income and stockholders' equity:

(Rounded figures sometimes do not add up.)

Stockholders' Equity		US GAAP reconciliation	Net income		
June 30, 2002	Dec. 31, 2001	in EUR 1,000	1-6/02	1-6/01	2001
2,223,424	**2,248,406**	**Equity and net income according to ACC**	**117,152**	**222,313**	**381,650**
(25,197)	(24,483)	Income attributable to minority interests	(3,257)	(1,538)	(2,452)
2,198,227	**2,223,923**	**Equity and net income after minority interests**	**113,895**	**220,775**	**379,198**
141,959	157,174	Depreciation of fixed assets (other than E & P)	(15,215)	(19,649)	(38,523)
68,026	52,063	Depreciation of fixed assets in E & P	(1,794)	(2,107)	11,212
(11,075)	(9,036)	Treasury stock	(172)	(704)	(532)
–	(1,074)	Sale and leaseback transactions	1,074	1,072	2,142
5,862	(12,959)	Purchases of associates	18,830	474	919
(126,830)	(130,208)	Severance payments, pensions and jubilee payments	3,022	(6,817)	34,033
51,794	51,794	Restructuring costs	–	(72)	(23,151)
62,283	59,829	Other provisions	2,206	2,943	5,985
781	2,039	Foreign currency translations and transactions	(1,242)	(2,194)	78
7,015	16,992	Securities	1,820	(2,792)	2,200
(8,822)	18,921	Derivative instruments	(27,882)	5,007	18,173
483	779	Changes in accounting principles: plant upgrades	(296)	(710)	(1,238)
(84,861)	(85,722)	Deferred taxes	13,628	11,404	(1,990)
106,615	**120,592**	**Total reconciliation**	**(6,021)**	**(14,145)**	**9,308**
2,304,842	**2,344,515**	**Equity and net income according to US GAAP**	**107,874**	**206,630**	**388,506**

Q2/02	Q2/01	OMV Fact sheet	1-6/02	1-6/01	2001
27	27	**Non-par value shares outstanding** in million (# in mn)	27	27	27
26.90	26.93	**# of shares less own shares** (mn, EPS calculation)	26.90	26.93	26.92
2.89	3.51	**Earnings per share** (reported, ACC) in EUR	4.23	8.20	14.09
3.48	3.72	**Earnings per share** (clean [1], ACC) in EUR	4.80	8.63	16.39
2.75	3.12	**Earnings per share** US GAAP in EUR	3.32	7.67	13.94
0.92	0.87	**USD exchange rate** in EUR	0.90	0.90	0.90
25.07	27.33	**Average Brent crude price** in USD/bbl	23.09	26.59	24.46
23.35	27.63	**Average OMV realized crude price** in USD/bbl	21.81	26.80	24.09
20.86	20.29	**Exploration costs** in EUR mn	40.75	37.67	72.53
16.06	16.32	**Exploration expenses** in EUR mn	32.00	30.31	66.47
5.17	4.29	**Operating expenditure** in USD/boe	4.84	4.18	4.82
4.9	5.0	**Crude oil and NGL production** in mn bbl	9.6	10.0	19.8
16.4	13.1	**Natural gas production** in bcf	31.0	27.1	52.3
7.7	7.1	**Production of crude oil, NGL and gas** in mn boe	14.8	14.5	28.5
1.50	1.33	**Gas sales volumes** in bcm	3.47	3.12.	6.37
0.63	1.10	**Gas volume stored for third parties** [2] in bcm	0.63	1.10	0.81
2.90	3.14	**Refining crude oil processing** in mn t	6.03	6.04	12.26
2.89	3.06	**Refining sales volume** in mn t	5.66	5.91	11.82
1,197	1,131	**Marketing retail network** [2]	1,197	1,131	1,160
532	*535*	*thereof: Austria*	*532*	*535*	*534*
57	*41*	*Bulgaria*	*57*	*41*	*51*
29	*22*	*Croatia*	*29*	*22*	*25*
111	*109*	*Czech Republic*	*111*	*109*	*110*
79	*82*	*Germany*	*79*	*82*	*79*
113	*114*	*Hungary*	*113*	*114*	*114*
70	*61*	*Italy*	*70*	*61*	*66*
37	*22*	*Romania*	*37*	*22*	*34*
66	*52*	*Slovak Republic*	*66*	*52*	*51*
101	*93*	*Slovenia*	*101*	*93*	*96*
2	–	*Yugoslavia*	*2*	–	–
1.98	1.98	**Marketing sales volume** [3] in mn t	3.86	3.77	7.77
5,742	5,703	**Employees** [2]	5,742	5,703	5,659

[1] using the Group's average tax rate
[2] figure of end of quarter is equal to that at end of period
[3] consolidated companies only